FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November, 2005
GENERAL COMPANY OF GEOPHYSICS
(translation of registrant’s name into English)
1, rue Leon Migaux, 91341 MASSY FRANCE (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ___

NOT FOR DISTRIBUTION IN JAPAN, CANADA, AUSTRALIA, GERMANY, OR ITALY
COMPAGNIE GENERALE DE GEOPHYSIQUE
(ISIN : 0000120164 — NYSE : GGY)
Launch of a capital increase with preferential subscription rights. The principle of this capital increase was announced on November 10, 2005
The offering will refinance the bridge credit facility used to finance the acquisition of Exploration Resources ASA
Paris, November 16, 2005
CGG today announces the launch of a capital increase with preferential subscription rights for shareholders, for an amount close to 190.6 millions Euros, on the basis of the number of existing shares as of today.
Approved by the Board of Directors on November 14, this capital increase is part of the refinancing of the bridge credit facility to finance the acquisition of Exploration Resources ASA.
This capital increase of 3,736,764 million new shares deemed existing from January 1, 2005 and fungible with existing shares will be conducted with preferential subscription rights for CGG shareholders at a rate of one right per share owned, and may increase to a maximum of 4,327,776 million new shares if all of our outstanding stock options are exercised and all of our subordinated convertible bonds converted 2012.
The subscription period for the new shares extends from November 21, 2005 to December 2, 2005, inclusive. During this period, the preferential subscription rights will be listed and traded on Eurolist by Euronext Paris.
19 preferential subscription rights will entitle the holder to subscribe 6 new shares, at the price of 51 Euros per share.
The offer will be open to the public only in France.
This press release does not constitute or form part of any offer, solicitation or invitation to purchase or subscribe for, any securities referred to in this press release, nor shall any part of it nor the fact of its distribution form part of or be relied on in connection with any contract or investment decision relating thereto.
This press release is not for distribution, directly or indirectly, in or into Japan, Canada, Australia, Italy, Germany or any other jurisdiction outside of France.
This press release does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States. The securities referred to in this press release have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.
This press release is being directed only at (a) persons who have professional experience in matters relating to investments who fall within Article 19(1) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (b) persons who are high net worth entities falling within Article 49 (1) of the Order, and other persons to whom it may otherwise lawfully be communicated (together “relevant persons”). This document and its contents are only dedicated to relevant persons. Any person who is not a relevant person should not rely on this document or any of its contents. Persons distributing this document must satisfy themselves that it is lawful to do so.

Contact : Christophe BARNINI Email : invrel@cgg.com	(33) 1 64 47 38 10 / (33) 1 64 47 38 11

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
COMPAGNIE GENERALE DE GEOPHYSIQUE

1, rue Leon Migaux 91341 — Massy Cedex
     GENERAL COMPANY OF GEOPHYSICS

Date : November 16, 2005	By Senior Executive Vice President Technology , Control, corporate planning & Communication /Gerard CHAMBOVET/